Exhibit (a)(15)

UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

CHARLES LEWIS, Individually and on behalf of all others similarly situated,

Plaintiff,

v.

THOMAS H. O’NEILL, JR., CHRISTOPHER STRONG, THEODORE JAMES GLAUTHIER, RONALD HARRELL, HOWARD I. HOFFEN, M. JOSEPH MCHUGH, GREGORY D. MYERS, ROBERT M. WOHLEBER, UNION DRILLING, INC., SIDEWINDER DRILLING, INC., and FASTBALL ACQUISITION, INC.,

Defendants.
Civil Action No. 3:12-cv-04213-G CLASS ACTION COMPLAINT

CLASS ACTION COMPLAINT

Plaintiff Charles Lewis (“Plaintiff’’), by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1.           This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of Union Drilling, Inc. (“UDI” or “Company”) to enjoin the acquisition of the publicly owned shares of UDI common stock by Sidewinder Drilling, Inc. (“Sidewinder Drilling”) and its wholly-owned subsidiary Fastball Acquisition, Inc., (“Fastball Acquisition” or

“Merger Sub”) as detailed herein (“Proposed Transaction”).  This action arises out of Defendants’ violations of state law and Sections 14(d)(4), 14(e), and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”) and US Securities and Exchange Commission (“SEC”) Rule 14d-9 promulgated thereunder (“Rule 14d-9”).

2.           On September 25, 2012, UDI and Sidewinder Drilling jointly announced that they had entered into a definitive merger agreement under which Sidewinder Drilling will acquire all of the outstanding shares of UDI common stock for approximately $242 million (“Merger Agreement”).  Pursuant to the Merger Agreement, Merger Sub has commenced an offer for all of the outstanding shares of UDI common stock for $6.50 in cash per share (“Tender Offer”).  The Tender Offer is expected to close on November 2, 2011.

3.           Under the Merger Agreement, 67.2% of UDI’s outstanding shares must accept the offer (“Minimum Tender Condition”).  However, Sidewinder Drilling has already entered into tender and voting agreements with UDI shareholders, who own approximately 51% of all UDI outstanding shares.

4.           Once the conditions of the Minimum Tender Condition occur, Section 2.04 of the Merger Agreement contains a “Top-Up Option” that permits Merger Sub to purchase from the Company up to the number of shares equal to the number of shares that, when added to the number of shares owned by Merger Sub at the time of the exercise of the Top-Up Option, together with the Contributed Shares, constitutes at least 90% of the shares outstanding on the offer closing date.  As a result, the Top-Up Option ensures that Sidewinder Drilling, by way of the Merger Sub, will be able to unilaterally consummate the merger between UDI and Merger Sub with the closing of the Tender Offer.  The effect of this self-interested, unilateral action will be to cash out the Company’s common shareholders at the unfairly low price of $6.50 per share.

5.           To ensure a deal with Sidewinder Drilling, the Individual Defendants (defined below) agreed to several preclusive deal mechanisms that effectively discouraged other bidders from making successful superior bids and prevented UDI shareholders from recognizing the full and fair value of their shares.  Among the preclusive mechanisms in the deal are:

(i)	a “no solicitation” clause that prevents the Company from attracting, contacting or providing any potential alternative acquirers with Company information;

(ii)	a “matching rights” provision intended to give Sidewinder Drilling the opportunity to ensure that any alternative transaction will not constitute a Superior Proposal;

(iii)	a termination fee of $5,000,000 plus an expenses reimbursement up to $2,000,000; and

(iv)	a Top-Up Option that will allow Sidewinder Drilling to acquire UDI regardless of whether a majority of the Company’s non-affiliated shareholders support the deal or not.

6.           On October 5, 2012, the Company filed its Solicitation/Recommendation Statement Under Section 14(D) of the Securities Exchange Act Of 1934 with the SEC on Schedule 14D-9 (“Proxy”).  That same day, Sidewinder Drilling filed its Offer to Purchase for Cash with the SEC.  The Proxy contains numerous material misstatements and omissions.  As explained below, the Proxy exposes some details of the highly conflicted sales process, but fails to disclose material facts concerning the Proposed Transaction, preventing shareholders from casting an informed vote for or against the Proposed Transaction.  For example, the Proxy omits and/or misrepresents material information concerning, among other things: (i) the sales process for UDI; (ii) UDI’s financial projections; and (iii) the data and inputs underlying the financial valuation exercises that purport to support the so-called “fairness opinion” provided by its financial advisor, RBC Capital Markets (“RBC”).  These material omissions and misstatements provide further support that the price offered to UDI shareholders is woefully inadequate and cannot be supported by a properly prepared valuation of the Company.  Without this material information, shareholders will be unable to decide whether to tender their shares in connection with the Proposed Transaction.

7.           By making these misleading statements and material omissions, Defendants violated Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act.  These omissions and misstatements constitute both a breach of the Defendants’ fiduciary duties to the Company and its shareholders, as well as a violation of Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act.  Without the omitted and materially misrepresented information, UDI’s shareholders cannot make a fully informed decision as to whether to vote in favor of the Proposed Transaction.

8.           To remedy Defendants’ breaches of fiduciary duty and other misconduct, Plaintiff seeks, among other things: (a) injunctive relief preventing consummation of the Proposed Transaction unless and until the Company adopts and implements a procedure to obtain a transaction that provides the best possible terms for shareholders, and Defendants disclose all material information concerning the Proposed Transaction to UDI’s shareholders; (b) a directive to the Board to exercise their fiduciary duties to obtain a transaction that is in the best interests of UDI’s shareholders; and (c) rescission of, to the extent already implemented, the Merger Agreement or any of the terms thereof.

PARTIES

9.           Plaintiff was, and at all relevant times is, a continuous stockholder of Defendant UDI.  Plaintiff resides in Pennsylvania.

10.           Defendant UDI is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 4055 International Plaza, Suite 610, Fort Worth, Texas 76109.  UDI provides contract land drilling services and equipment primarily to independent oil and natural gas producers in the United States.  UDI offers drilling rigs, as well as the drilling crews and ancillary equipment to operate its drilling rigs.  The Company provides drilling services to customers and engages in developing oil and natural gas bearing formations.  UDI has principal operations in the Appalachian Basin; the Arkoma Basin in eastern Oklahoma and Arkansas, and the Fort Worth Basin in northern Texas.  As of May 2, 2012, UDI owned a fleet of 50 drilling rigs.  UDI’s common stock is publicly traded on the NASDAQ under the symbol “UDRL.”

11.           Defendant Sidewinder Drilling is a privately-owned drilling contractor which owns and operates a fleet of land rigs targeting the unconventional oil & gas resource plays throughout the United States.  Sidewinder Drilling was founded in April 2011 and is headquartered in Houston, Texas.  Sidewinder Drilling is controlled by Avista Capital Partners (“Avista”), a leading private equity firm with over $4 billion under management and offices in New York, Houston and London.

12.           Defendant Fastball Acquisition, Inc. is a Delaware corporation and a direct,  wholly owned subsidiary of Sidewinder.

13.           Defendant Thomas O’Neill, Jr. has served as the Chairman of the Board since UDI’s organization in December 1997.  O’Neill is a member of the Compensation and Corporate Governance Committees.  O’Neill is the beneficial owner of 7,960,748 shares of UDI stock.

14.           Defendant Christopher D. Strong was appointed the Company’s President and Chief Executive Officer in April 2004 and since June 2008 he has served as a director.  From June 2003 to April 2004, Strong served as UDI’s President and Treasurer.  From May 1999 to June 2003, he served as the Company’s Vice President and Chief Financial Officer.  Strong is the beneficial owner of 321,642 UDI shares.

15.           Defendant Theodore James Glauthier has been a director of UDI since April 2006.  Glauthier is Chairman of the Corporate Governance Committee and a member of the Audit Committee.  Glauthier is the beneficial owner of 33,493UDI shares.

16.           Defendant Ronald Harrell has served on the Board since August 2006.  Harrell is the beneficial owner of 33,493 shares.

17.           Defendant Howard I. Hoffen has served on the Board since December 1997.  Hoffen is a managing director of Metalmark Capital Holdings LLC, one of the funds that owns Union Drilling Company LLC (UDC LLC).  UDC LLC is the largest shareholder of UDI with over 36% of the Company’s outstanding stock.  UDC LLC is controlled by a board of representatives, the members of which include Defendants Hoffen and Gregory D. Myers, whom, as representatives of the Funds, control a majority of the voting rights on the board of representatives.

18.           Defendant M. Joseph McHugh has served on the Board since February 2006.  McHugh is Chairman of the Audit Committee.  McHugh is the beneficial owner of 38,493 UDI shares.

19.           Defendant Gregory D. Myers has served on the Board since May 1999.  Myers is Chairman of the Compensation Committee and a member of the Corporate Governance Committee.  Like Hoffen, Myers is also a managing director of Metalmark Capital Holdings LLC, one of the funds that owns Union Drilling Company LLC (UDC LLC).  UDC LLC is the largest shareholder of UDI with over 36% of the Company’s outstanding stock.  UDC LLC is controlled by a board of representatives, the members of which include Defendants Myers and Hoffen, whom, as representatives of the Funds, control a majority of the voting rights on the board of representatives.

20.           Defendant Robert Wohleber has served on the Board since October 2008.  Wohleber is a member of the Audit Committee.  Wohleber is the beneficial owner of 20,517 shares.

21.           Defendants Thomas O’Neill, Jr., Christopher D. Strong, Theodore James
Glauthier, Ronald Harrell, Howard I. Hoffen, M. Joseph McHugh, Gregory D. Myers and Robert M. Wohleber are, and at all times relevant hereto have been, directors of UDI.  Collectively, Defendants Thomas O’Neill, Jr., Christopher D. Strong, Theodore James Glauthier, Ronald Harrell, Howard I. Hoffen, M. Joseph McHugh, Gregory D. Myers and Robert M. Wohleber are the “Individual Defendants.”

22.           Collectively, UDI, Sidewinder Drilling, Merger Sub, and the Individual Defendants, are referred to herein as the “Defendants.”

JURISDICTION AND VENUE

23.           Jurisdiction is founded upon both federal question jurisdiction, pursuant to § 27 of the Exchange Act, as amended, 15 U.S.C. § 78aa, and 28 U.S.C. § 1332. This Court has

supplemental jurisdiction over the state law claims asserted herein pursuant to 28 U.S.C. § 1367(a).

24.           Venue is proper under 28 U.S.C. §139l(b)(2) because UDI maintains offices in this District, and a substantial part of the events or omissions giving rise to the claim occurred in this District.  Moreover, each of the Individual Defendants as Company officers and/or directors has extensive contacts within this District.

CLASS ACTION ALLEGATIONS

25.           Plaintiff brings this action on his own behalf and as a class action pursuant to Fed. R. Civ. P. 23 on behalf of all holders of UDI common stock who are being and will be harmed by Defendants’ actions described below (“Class”).  Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

26.           This action is properly maintainable as a class action because:

a.           The Class is so numerous that joinder of all members is impracticable.  As of October 5, 2011, there were over 21 million shares of UDI common stock issued and outstanding.  The actual number of public shareholders of UDI will be ascertained through discovery.

b.           There are questions of law and fact that are common to the Class, including:

i)	whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii)
whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c.           Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d.           Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

A.           The Proposed Transaction

27.           On September 25, 2012, UDI and Sidewinder Drilling jointly issued a press release announcing that UDI had agreed to be acquired by Sidewinder Drilling in an all-cash tender offer in which UDI stockholders will receive $6.50 cash for each share of UDI common stock they own.  The transaction has a total value of approximately $242 million.  The press release states:

FORT WORTH and HOUSTON, Texas, Sept. 25, 2012 /PRNewswire/ --Union Drilling, Inc. (NASDAQ: UDRL)

(“Union Drilling”), a land drilling services and equipment contractor headquartered in Fort Worth, Texas, and Sidewinder Drilling Inc. (“Sidewinder”), a Houston-based land drilling company controlled by Avista Capital Partners, today announced that the two companies have entered into a definitive agreement and plan of merger pursuant to which Sidewinder will acquire all of the outstanding shares of Union Drilling common stock in an all-cash tender offer valued at approximately $242 million.

Under the terms of the agreement and plan of merger, which has been unanimously approved by Union Drilling’s Board of Directors, Sidewinder’s acquisition subsidiary, Fastball Acquisition, Inc. (“Fastball”), will commence a cash tender offer to purchase all of the outstanding shares of Union Drilling for $6.50 per share.  The purchase price represents a premium of 40.0% over the 60-day volume weighted average share price of Union Drilling and a premium of 26.8% over the 30-day volume weighted average share price of Union Drilling as of Monday, September 24, 2012, the last full trading day before today’s announcement.

The tender offer and the merger are subject to customary closing conditions set forth in the agreement and plan of merger, including the satisfaction of the minimum tender condition in the tender offer that 67.2% of Union Drilling’s outstanding shares on a fully diluted basis be tendered to Sidewinder’s merger subsidiary and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of Union Drilling stockholder approval.  Sidewinder has received voting agreements with certain Union Drilling stockholders representing 51% of the outstanding shares of Union Drilling to vote in favor of the transaction.  The closing of the transaction is expected in the fourth quarter of 2012.

The Board of Directors of Union Drilling has unanimously determined that the offer and the merger are in the best interests of Union Drilling’s stockholders and will recommend that Union Drilling stockholders accept the offer and tender their shares in the offer when it is made.

“This transaction with Sidewinder recognizes the value of Union Drilling’s land drilling equipment, scale, scope of operations and its talented and hard-working employees,” said Christopher D. Strong, President and Chief Executive Officer of Union Drilling.  “It also delivers a significant premium to our loyal shareholders and allows our employees to continue to deliver on our strategic goal of revitalizing our fleet and investing in people, processes and equipment.”

Jon C. Cole, Chairman and CEO of Sidewinder, commented, “The acquisition of Union Drilling is strategically complementary for Sidewinder as it significantly increases our scale of operations, geographically broadens our exposure in the North American shale plays, meaningfully expands our customer base and provides substantial synergies.  After we complete our acquisition of Union Drilling, we will have the scale and skilled workforce necessary to more effectively serve our customers in multiple geographies.”

Sidewinder has obtained fully committed financing, and the transaction is not subject to a financing condition.  RBC Capital Markets is acting as exclusive financial advisor, and Davis Polk & Wardwell LLP is serving as special counsel to Union Drilling.  Vinson & Elkins LLP is Sidewinder’s legal counsel.  The debt financing commitment for the transaction has been provided by Jefferies and its affiliates, and Latham & Watkins LLP is acting as legal counsel to the lenders.

28.           The Proposed Transaction follows a year in which UDI saw its revenues increase each quarter, and in which the Company signed multi-year contracts for two new rigs.  For example, on March 7, 2012, UDI reported Q4 2011 financial and operating results which saw revenue increase from $58.2 million in the fourth quarter of 2010 to $68.2 million.  The Company reported net income of $2.1 million for the quarter, or $0.09 per share, compared to a net loss of $0.3 million, or $0.01 per share, during the prior year period.  Strong stated in the press release:

We had solid financial and operating results in the second half of 2011 and we’re well positioned to build on that foundation in 2012.  In December, we completed the auction of 31 older, smaller rigs, which in many ways represents the culmination of our six year transition to a fleet of premium, modem rigs.  That fleet, combined with our experienced, knowledgeable crews, is allowing us to increase our customer exposure to major and large independent E&P companies primarily focused on deep horizontal drilling in oil and natural gas bearing formations.

In response to market conditions, we continue to reposition our fleet in the oil and liquids-rich plays that have proximity to our existing operating regions, such as the Granite Wash, Mississippi Lime and Utica.  Most of our rigs in Texas are already drilling for oil and by summer, the majority of our rigs in the Arkoma will be targeting oil in Oklahoma and southern Kansas.  In Appalachia, we have rigs drilling liquids-rich Marcellus Shale in southwestern Pennsylvania and northern West Virginia and I anticipate we will be drilling horizontal Utica wells in Ohio later this year.

29.           On May 2, 2012, UDI reported Q1 2012 revenues equal to $64.6 million compared to $56.0 million in the first quarter of 2011.  During the quarter, Union Drilling repurchased approximately 1.0 million shares of its common stock at an average price of $5.53 per share, including commissions.  As of March 31, 2012, the Company had cumulatively repurchased 1.1 million shares since the authorization of its 3.0 million share repurchase program in October 2011.

30.           On August 1, 2012, UDI announced financial and operating results for Q2 2012 in which the Company generated revenues of $68.1 million compared to $59.9 million in the second quarter of 2011.  The Company reported net income of $0.6 million for the quarter, or $0.03 per share, compared to a net loss of $3.4 million, or $0.15 per share, during the prior year period.

31.           Significantly, on September 12, 2012, when the Board was in the final stages of its negotiations with Sidewinder Drilling to purchase the Company for $6.50 a share, the Company gave an Investor Presentation.  In the Investor Presentation, the Company provided the market with a “Conservative Asset Valuation” utilizing book value, as follows:

Book Value [as of July 31, 2012]	$190.1 M
Share Count	21.4M
BVPS	$8.88
Share Price	$4.70
Price-to-Book:	0.54

32.           At the same time, the Company failed to provide the market with the various valuation scenarios RBC was providing the Board during the same time period.  Moreover, the

Proxy does not mention RBC performing any valuation utilizing book value or commenting at all on the efficacy of book value as a valuation methodology for the Company.  Thus, on September 12, 2012, the Company is signaling to investors that the $8.88 book value per share (“BVPS”) is a conservative measure of asset valuation but less than two weeks later is selling the Company for $6.50, a 35% discount to BVPS.

33.           The Company’s curious handling of valuation is further compounded by the self- serving single point reference in the Proxy to a “forced liquidation value” (Proxy at 12).  The Proxy indicates that the Board did not agree with the indicated forced liquidation value of $11.47 due, in part, to the fact that a 2011 sale of 32 rigs by the Company netted approximately 55% of appraisal value.  The complete liquidation analysis was not provided to shareholders in the Proxy and, therefore, investors are left to guess where the complete analysis falls with respect to the deal price.  As described below, the Proxy must include the complete liquidation analysis.

34.           While the press release announcing the Proposed Transaction touts the purchase price as a 40.0% premium over the 60-day volume weighted average share price of UDI and a premium of 26.8% over the 30-day volume weighted average share price of UDI as of Monday, September 24, 2012, the last full trading day before today’s announcement, significantly, UDI shares traded as high as $6.69 on September 21, 2012, as high as $6.76 on March 12, 2012 and as high as $7.60 on February 24, 2012.  Thus, the purported premium widely touted in the press release is extremely misleading, and is closer to a discount than it is to a premium.

35.           Under the Merger Agreement, the Merger Sub’s obligation to purchase shares tendered in the offer is subject to certain conditions.  Among those conditions, 67.2% of UDI’s outstanding shares must accept the offer.  Significantly, in connection with the Merger Agreement, on September 24, 2012, Sidewinder Drilling entered into two separate tender and voting agreements (each, a “Tender and Voting Agreement” and together, the “Tender and Voting Agreements”) with (i) UDC LLC, the largest stockholder of the Company (the “Stockholder”), and (ii) the Company’s executive officers (“Officers”).  Pursuant to the Tender and Voting Agreements, the Stockholder and the Officers agreed, among other things, to (i) tender all of the shares such Stockholder and such Officers beneficially own in the offer and (ii) vote such shares in favor of adopting the Merger Agreement.  As of September 24, 2012, the shares owned by the Stockholder (UDC LLC) subject to the Tender and Voting Agreement represent approximately 36% of outstanding UDI shares and the shares owned by the Officers subject to the Tender and Voting Agreement represent approximately 1% of all outstanding UDI shares.

36.           In addition, in connection with the Merger Agreement, on September 24, 2012, Sidewinder Drilling entered into separate contribution, non-tender and support agreements (“Support Agreements”) with certain stockholders of the Company already controlled by Sidewinder Drilling, through the ownership interest of Avista Capital Partners III GP, LP, (“Avista”) (collectively, “Rollover Stockholders”).  Pursuant to the Support Agreements, the Rollover Stockholders agreed, to (i) not tender their shares into the offer, (ii) to vote their shares in favor of adopting the Merger Agreement and (iii) after the consummation of the Proposed Transaction, to contribute certain shares (“Contributed Shares”) to Sidewinder Drilling in exchange for equity in Sidewinder Drilling on the terms set forth therein.  As of September 24,  2012, the shares owned by the Rollover Stockholders subject to the Support Agreements represent approximately 15% of the outstanding shares.

37.           Thus, shareholders holding 51% of the required 67.2% of UDI shares required to approve the Proposed Transaction have committed to the deal before non-affiliated shareholders have had an opportunity to even review the terms of the deal.

38.           Significantly, as of September 24, 2012, the Company’s directors and executive officers owned 132,895 Shares in the aggregate (excluding Options and RSUs).  If the directors and executive officers were to tender all of their shares for purchase pursuant to the Tender Offer, the directors and executive officers would receive an aggregate of approximately $863,820 in cash.  The table below sets forth the number of shares held by the directors and executive officers of the Company as of September 24, 2012, and the amount of cash consideration they will receive for those shares, rounded to the nearest dollar, if the directors and executive officers were to tender all of their shares for purchase pursuant to the Tender Offer:

Executive Officer/Director	Number of Shares Owned (#)	Value of Shares Owned ($)
Christopher D. Strong	98,722	641,693
David S. Goldberg	2,000	13,000
Tina L. Castillo	408	2,652
Thomas H. O’Neill, Jr.	5,353	34,795
Howard I. Hoffen	0(1)	0
Gregory D. Myers	0(1)	0
M. Joseph McHugh	16,353	67,295
T.J. Glauthier	5,353(2)	34,795
Ronald Harrell	5,353	34,795
Robert H. Wohleber	5,353	34,795

39.           Further, the Merger Agreement provides that, upon or immediately prior to the consummation of the merger, each outstanding option to purchase shares (“Options”), whether or not vested or exercisable, shall be canceled.  In consideration of the cancellation, the Company shall pay to each holder of an Option a cash amount equal to the excess, if any, of the per share amount paid in the Tender Offer over the per share exercise price of such Option multiplied by the number of shares issuable upon exercise of such Option.  If the exercise price per Share of an Option is equal to or greater than the offer price, such Option will be canceled without payment of consideration.  The table below reflects the number of vested and unvested Options with exercise prices below the Offer Price (“In-the-Money Options”) that are held by the Company’s directors and executive officers as of September 24, 2012, and reflects the gross amount payable to the Company’s directors and executive officers with respect to their Options, rounded to the nearest dollar.  Based on the In-the-Money Options held on September 24, 2012, the executive officers and directors would be entitled to receive a payment of approximately $311,186 in the aggregate for all In-the-Money Options held by such executive officers and directors:

Executive Officer/Director	Number of Shares Underlying Vested In-the-Money	Vested Options Spread Value ($)	Number of Shares Underlying Unvested In-the-Money Options (#)	Unvested Options Spread Value ($)	Total Options Spread Value ($)
Christopher D. Strong	75,051	167,025	13,923	12,215	179,239
David S. Goldberg	8,881	11,611	4,837	4,209	15,819
Tina L. Castillo	41,500	5,970	41,500	5,970	11,940
Thomas H. O’Neill, Jr.	13,289	14,528	1,978	356	14,884
Howard I. Hoffen	13,289	14,528	1,978	356	14,884
Gregory D. Myers	13,289	14,528	1,978	356	14,884
M. Joseph McHugh	13,289	14,528	1,978	356	14,884
T.J. Glauthier	13,289	14,528	1,978	356	14,884
Ronald Harrell	13,289	14,528	1,978	356	14,884
Robert H. Wohleber	13,289	14,528	1,978	356	14,884

40.           The Merger Agreement also provides that, immediately prior to the consummation of the merger, each restricted share unit grant with respect to shares (“RSUs”), shall be fully vested and converted into the right to receive from the Company a cash amount equal to the per share amount paid in the Tender Offer multiplied by the number of shares subject to such RSU.  The table below sets forth the number of RSUs held by the directors and executive officers of the Company as of September 24, 2012, and the amount of cash consideration they will receive for those RSUs, rounded to the nearest dollar.  The table below sets forth the number of RSUs held by the directors and executive officers of the Company as of September 24, 2012, and the amount of cash consideration they will receive for those RSUs,  rounded to the nearest dollar:

Executive Officer/Director	Number of Shares Underlying RSUs (#)	Total Value of RSUs ($)
Christopher D. Strong	246,296	1,600,924
David S. Goldberg	67,153	436,495
Tina L. Castillo	7,042	45,773
Thomas H. O’Neill, Jr.	10,998	71,487
Howard I. Hoffen	10,998	71,487
Gregory D. Myers	10,998	71,487
M. Joseph McHugh	10,998	71,487
T.J. Glauthier	10,998	71,487
Ronald Harrell	10,998	71,487
Robert H. Wohleber	10,998	71,487

41.           Lastly, defendant Strong will receive benefits not shared equally by Plaintiff and the class among consummation of the Proposed Transaction. For example, the purchase of shares pursuant to the Tender Offer will constitute a “change in control” as this term is defined in the Company’s termination protection agreement with defendant Strong.  The following table shows the estimated potential amount of severance payments for Strong:

Executive Officer/Director	Potential Cash Severance Payments ($)	Potential COBRA Payments ($)	Total Potential Severance Payments ($)
Christopher D. Strong	1,877,626	16,546	1,894,172

42.           In addition, both companies expressly acknowledged in the press release that the Proposed Transaction is calculated to benefit Sidewinder Drilling.  Specifically, Jon C. Cole, Chairman and CEO of Sidewinder Drilling, is quoted in the press release as follows:

The acquisition of Union Drilling is strategically complementary for Sidewinder as it significantly increases our scale of operations, geographically broadens our exposure in the North American shale plays, meaningfully expands our customer base and provides substantial synergies.  After we complete our acquisition of Union Drilling, we will have the scale and skilled workforce necessary to more effectively serve our customers in multiple geographies.

43.           By acquiring the Company now, Sidewinder Drilling stands to realize the benefits of UDI’s enviable market position in a billion dollar industry primed for record growth.  If the Proposed Transaction is consummated, UDI stockholders will be stripped of their equity interest in the Company and unable to realize the full value and potential of their investment.

44.           As such, the Proposed Transaction will allow Sidewinder Drilling to purchase UDI at an unfairly low price while availing itself of UDI’s significant value and upside or long-term potential.

B.           The Preclusive Deal Protection Devices

45.           The Merger Agreement contains certain provisions that unduly benefit Sidewinder Drilling by making an alternative transaction either prohibitively expensive or otherwise impossible.  Among these deal protection devices, the Merger Agreement contains a termination fee provision exposing UDI to up to $7,000,000.00 in termination fees/expenses to Sidewinder Drilling if the Merger Agreement is terminated under certain circumstances.

46.           The Merger Agreement also contains a “no solicitation” provision that restricts UDI from considering alternative acquisition proposals by, among other things, constraining UDI’s ability to solicit or communicate with potential acquirers or consider their proposals.  The provision specifically prohibits UDI from soliciting any alternative proposal, but permits the

Board to consider a bona fide, unsolicited written Acquisition Proposal only if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement.  However, even the Board’s consideration of unsolicited proposal is restricted: before considering any such proposal, the Board must determine, in consultation with its financial advisors, that its fiduciary duties require it to consider the proposal.  Thus, the Board cannot consider alternative proposals even if it reasonably believes that any such proposal would be beneficial to shareholders.

47.           The Agreement further reduces the possibility of a topping offer from an unsolicited purchaser.  Here, Defendants agreed to provide Sidewinder Drilling information in order to match any other offer, thus providing Sidewinder Drilling access to the unsolicited bidder’s financial information and giving Sidewinder Drilling the ability to top the superior offer.  Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Sidewinder Drilling.

48.           Moreover, the Merger Agreement contemplates that only a fraction of UDI’s common shareholders will tender their shares in the Tender Offer.  Accordingly, the Merger Agreement contains provisions that permit Sidewinder Drilling and Merger Sub to acquire UDI regardless of whether a majority of the Company’s non-affiliated shareholders support the deal or not.

49.           For example, Section 2.04 of the Merger Agreement (“Section 2.04”) provides for a Top-Up Option as follows:

(a) Subject to Section 2.04(b) and Section 2.04(c), the Company grants to Merger Subsidiary an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the “Top-Up Option”), to purchase from the Company up to the number of Shares equal to the number of Shares. that, when added to the number of Shares owned by Merger Subsidiary at the time of the exercise of the Top-Up Option, together with the Contributed Shares, constitutes at least 90% of the Shares outstanding on the Offer Closing Date, on a fully-diluted basis (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”); provided that the Top-Up Option shall not be exercisable to the extent (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares plus the number of Shares held as treasury shares or (ii) any provision of Applicable Law would prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares with respect to such exercise.

50.           Considering that 51% of all outstanding UDI shares have already committed to the deal, and only 67.2% of UDI shares must be tendered in order for Merger Sub to effectuate the Top-Up Option, it is all-but certain that Merger Sub will be able to exercise the Top-Up Option and acquire control of at least 90% of the Company’s outstanding common stock without regard to whether a majority of non-affiliated UDI shareholders tender their shares in the Tender Offer.

51.           As a result, UDI’s public shareholders will not be able to decide whether or not to tender their shares based on the financial merits of the transaction.  Instead, UDI’s public stockholders will be coerced into tendering their shares in the Tender Offer because the Merger Agreement renders meaningless any ability for non-tendering stockholders to vote down the Merger and share in the future financial upside of the Company.

52.           Moreover, Sidewinder Drilling does not even have to pay UDI for the shares issued pursuant to the Top-Up Option.  Pursuant to Section 2.04(b), the Top-Up consideration may be paid by issuance of a promissory note by Sidewinder Drilling having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares.

53.           Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction and the Proposed Transaction is the product of the Board’s breaches of fiduciary duty, aided and abetted by Sidewinder Drilling, UDI and the Merger Sub.

C.           The Proxy Makes Material Omissions and Is Materially Misleading

54.           On October 5, 2012, UDI filed the Proxy.  As set forth below in detail, the Proxy omits material information about the Proposed Transaction that must be disclosed to UDI’s shareholders so that they may make a fully informed decision.  This omitted information, if disclosed, would significantly alter the total mix of information available to them.  The Proxy fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rending the shareholders unable to cast a fully informed vote regarding the Proposed Transaction.

55.           The Proxy omits material information with respect to the process and events leading up to the execution of the Merger Agreement, including:

a)
In late 2011/first quarter 2012, the specific considerations that led the Board to direct RBC to contact parties to discuss their potential interest in a business combination or acquisition of the Company at that particular time.

b)	The criteria used to identify the parties RBC contacted.

c)	Of the 15 total parties contacted by RBC, how many were solicited/unsolicited, and how many were financial/strategic.

d)	Why Bidder A and the Company were unable to agree on a valuation for the Company or the structure of the potential transaction, and what type of structures were discussed.

e)	Why it took almost eight weeks for the Company to respond to Bidder A’s August 24, 2010 written offer.

f)
Whether in December 2010 the Company and Bidder A discussed different structures to the potential transaction that would address concerns over Bidder A’s level of indebtedness and the financial obligations of the combined entity before suspending discussions.

g)	The specific indications of interest received from Bidders A-E, the dates the indications of interest were received and the date the Board was so advised.

h)	The reason for the stock repurchase approved on September 29, 2011 and how the $5.50 per share valuation was determined.

i)	The fact that Steven Webster of Avista holds 556,728 of Company stock and has entered into a Contribution, Non-Tender and Support Agreement with the Company.

j)	Whether the NDA entered into with Bidder Eon April 13, 2012 included a standstill agreement.

k)	Whether the NDAs entered into by Bidders B, C & D included a standstill agreement.

l)	The one-day premium and the thirty-day volume weighted premium represented by Bidder E’s valuation of $6.75 to $7.25 a share.

m)	The exact nature of the relationship between RBC and Bidder E such that the Board was required to address RBC’s ability to serve as the Company’s financial advisor.

n)
Whether the entities referenced by the Board at the May 2, 2012 meeting as being “most likely [to] be interested and financially capable of acquiring the Company” are the same as the 15 strategic and financial parties discussed at page 9 of the Proxy and, if not, whether RBC contacted these entities, the criteria for contacting these entities and whether the entities are strategic or financial.

o)
The specific negotiations between the Company and Bidder C prior to May 3, 2012 including any indications of interest by Bidder C as well as the specific “industry related issues” identified by Bidder C for not proceeding with a transaction.

p)
Whether the fact that Bidder A altered the structure of its May 2012 to a stock and cash deal was as a result of a requirement of the Company to address concerns raised previously in August 2010 regarding the all stock structure of Bidder A’s initial indication of interest.

q)
The specific negotiations between the Company and Bidder D prior to May 7, 2012 including any indications of interest by Bidder D, as well as the specific reasons Bidder D provided for why it was not pursuing a deal with UDI.

r)	The specific negotiations between the Company and Bidder B prior to May 11, 2012 including any indications of interest by Bidder B.

s)	The basis for the $7.00 per share valuation placed on the Company by the Board on May 23, 2012.

t)
The specific provisions included in Bidder B’s July 3, 2012 revised merger agreement that the Company determined were not customary and would make consummation of the tender highly conditional, the efforts made by the Company to negotiate different terms and the specific reasons provided by Bidder B for its July 4, 2012 decision to not proceed with the transaction.

u)
The reasons provided by Avista for its unwillingness to proceed with the transaction until the delivery by the Company of two rigs that had been delayed, and the subsequent reasons for Avista abandoning the requirement that the two rigs be delivered.

v)	Why O’Neill and UDC LLC were not willing in August 2012 to rollover any of their shares in the Company with respect to a transaction with Avista.

w)
The reasons provided by Avista’s debt financing provider, Jefferies Finance LLC (“Jefferies”), that the structure of the transaction could complicate the debt financing and how the addition of the Top-Up Option resolved Jefferies issues.

x)	Why the 10% stock increase on September 21 was so unexpected.

y)	Why the “rollovers of equity” by Wolf Marine, S.A., Lucky Star Ltd. and Steven Webster were “necessary to complete the transaction.

z)	The entire liquidation analysis mentioned at page 12 of the Proxy, including whether RBC utilized the liquidation analysis in its determination that this deal is fair.

aa)	The occurrence of the September 12, 2012 Investor Presentation and the “Conservative Asset Valuation” set forth at page 14.

56.           The Proxy also omits material information with respect to the financial matters disclosed in the Proxy, including the analyses conducted by UDI’s financial advisors, RBC.  The failure to disclose is particularly acute given that the information that should be provided to shareholders is set forth in the presentations made by RBC to the Board.  With respect to RBC, in rendering its fairness opinion, the Proxy indicates RBC’s position that:

[o]ur opinion addresses solely the fairness of the Consideration to be received in the Transaction, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Holders and their respective affiliates).  Our opinion does not in any way address other terms or conditions of the Transaction or the Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Agreement, nor does it address, and we express no opinion with respect to, the solvency of the Company or Parent or any of their respective subsidiaries or the impact thereon of the Transaction.

Based on the completion of such a narrowly prescribed fairness opinion, as set forth herein, the Proxy fails to provide adequate information to evaluate both the deal and RBC’s analysis thereof as follows:
Illustrative Discounted Cash Flow Analysis (Proxy at 28-29)

1.	The Proxy fails to disclose how stock-based compensation was treated in the analysis (i.e. cash or non-cash expense).

2.	The Proxy fails to disclose the inputs and assumptions used to derive the range of discount rates (14.0% to 16.0%) used in its analysis.

3.	The Proxy fails to disclose how, if at all, RBC accounted for the value of the Company’s NOLs and other tax assets.

4.	The Proxy fails to disclose the range of implied perpetuity growth rates derived.

Comparable Company Analysis (Proxy at 26-27)

1.	The Proxy fails to disclose the following multiples for each of the comparable public companies selected by RBC:

a.	Total Enterprise Value/CY2012E EBITDA;

b.	Total Enterprise Value/CY2013E EBITDA;

c.	Price I CY2012E Cash Flow per Share;

d.	Price I CY2013E Cash Flow per Share.

2.	The Proxy fails to disclose how, if at all, RBC accounted for the value of the Company’s NOLs and other tax assets in its analysis.

3.	The Proxy fails to disclose whether RBC conducted any type of benchmarking analysis for UDI in relation to the selected companies.

Selected Merger and Acquisition Transactions Analysis (Proxy at 27-28)

1.	The Proxy fails to disclose the Total Transaction Value/LTM EBITDA multiples for each of the comparable precedent transactions selected by RBC in its analysis.

2.	The Proxy fails to disclose how, if at all, RBC accounted for the value of the Company’s NOLs and other tax assets in its analysis.

3.	The Proxy fails to disclose whether RBC conducted any type of benchmarking analysis for Union Drilling in relation to the selected transactions.

4.	The Proxy fails to explain whether the selected transactions involved cash offers, stock offers, or a combination of the two.

5.
The Proxy fails to explain how RBC concluded the Proposed Transaction was fair when the Transaction Value for UDI (4.9x) falls below the adjusted median (5.3x) for the selected transactions, and falls well toward the very bottom of the adjusted range for the selected transactions (4.7x to 8.0x).

Overview of Analyses; Other Considerations (Proxy at 29-31)

1.	The total amount of fees paid by UDI to RBC and/or its affiliates and/or its predecessor over the last three years.

2.	The common positions held by members ofUDI’s Board and RBC’s Board.

Projections

1.	The Proxy fails to disclose the financial projections provided by Union Drilling management and relied upon by RBC for purposes of its analyses, for calendar years 2012-2016, for the following items:

a. Taxes (or tax rate);
b. Capital expenditures;
c. Changes in net working capital;
d. Stock-based compensation expense; and
e. Unlevered free cash flow.

57.           The information above is vital for UDI’s shareholders in determining what weight, if any, to place on RBC’s fairness opinion.

FIRST CAUSE OF ACTION
(Brought Individually Against the Individual Defendants and
UDI for Violation of §§14(d)(4) and 14(e))

58.           Plaintiff repeats and realleges each allegation set forth herein.

59.           The Individual Defendants have caused the Proxy to be issued with material omissions and misleading statements.

60.           The Proxy is an essential link in the accomplishment of the Proposed Transaction.

61.           In the exercise of reasonable care, Defendants should have known that the Proxy is materially misleading and omit material facts that are necessary to render it non-misleading.

62.           The misrepresentations and omissions in the Proxy are material to Plaintiff, and Plaintiff will be deprived of his right to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the vote by shareholders.

SECOND CAUSE OF ACTION
(Brought Individually Against the Individual Defendants for Violation of §20(a))

63.           Plaintiff repeats and realleges each allegation set forth herein.

64.           The Individual Defendants acted as controlling persons of UDI within the meaning of §20(a) of the 1934 Act as alleged herein.  By virtue of their positions as officers and/or directors of UDI and their participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Proxy, they had the power to influence and control, and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which plaintiff contends are false and misleading.

65.           Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

66.           In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.  In addition, as the Proxy sets forth at length, and as described herein, the Individual Defendants were all involved in negotiating, reviewing, and approving the Proposed Transaction.  The Proxy purports to describe the various issues and information that they reviewed and considered, descriptions which must have had input from the Individual Defendants.  The Proxy at issue contains the unanimous recommendation of each of the Individual Defendants to tender in connection with the Proposed Transaction.  They were thus directly involved in the making of these documents.

67.           By virtue of the foregoing, the Individual Defendants have violated §20(a) of the 1934 Act.

68.           As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated §§14(d)(4) and 14(e) and SEC Rule 14d-9, by their acts and omissions as alleged herein.  By virtue of their positions as controlling persons, these Individual Defendants are liable pursuant to §20(a) of the 1934 Act.  As a direct and proximate result of the Individual Defendants’ conduct, UDI and its shareholders will be irreparably harmed.

THIRD CAUSE OF ACTION
(Against the Individual Defendants for Breach of Fiduciary Duties)

69.           Plaintiff repeats and realleges each allegation set forth herein.

70.           The Individual Defendants have violated fiduciary duties owed to public shareholders of UDI.

71.           By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for UDI’s public shareholders the highest value available for UDI in the marketplace.

72.           As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of UDI because they failed to take steps to maximize the value of UDI to its public shareholders in a change of control transaction and disclose all material facts in connection with the Proposed Transaction.

73.           As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in UDI.  Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

74.           Plaintiff and the members of the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

FOURTH CAUSE OF ACTION
(Against Sidewinder Drilling and Merger Sub for Aiding and Abetting the
Individual Defendants’ Breaches of Fiduciary Duty

75.           Plaintiff repeats and realleges each allegation set forth herein.

76.           Sidewinder Drilling and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to UDI’s public shareholders, and have participated in such breaches of fiduciary duties.

77.           Sidewinder Drilling and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein.  In so doing, Sidewinder Drilling and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

78.           Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A.           Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B.           Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders, and makes all material disclosures in connection with the Tender Offer;

C.           Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.           Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E.           Directing the Individual Defendants to exercise their fiduciary duties to commence a sales process that is reasonably designed to secure the best possible consideration for, and obtain a transaction which is in the best interests of, UDI’s shareholders, and make all necessary disclosures;

F.           Declaring that the Registration Statement is materially misleading and contains omissions of material fact in violation of Sections 14(d)(4) and 14(e) of the Exchange Act and Rule 14d-9 promulgated thereunder;

G.           Awarding Plaintiff the costs and disbursements of this action, including reasonable attorney’ and experts’ fees; and

H.           Granting such other and further equitable relief as this Court may deem just and proper.

Dated: October 18, 2012

/s/ Robert Ruotolo

Robert Ruotolo
Texas State Bar No. 17398700

Busch Ruotolo & Simpson, LLP
100 Crescent Court, Suite 250
Dallas, Texas 75201
Telephone: 214-855-2880
Facsimile:  214-855-2871
ruotolo@buschllp.com

Counsel for Plaintiff

OF COUNSEL:

BROWER PIVEN
A Professional Corporation
David A.P. Brower
Brian C. Kerr
488 Madison Avenue, 8th Floor
New York, NY 10022
Tel: (212) 501-9000
Fax: (212) 501-0300